UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number:  000-49650

A/S STEAMSHIP COMPANY TORM
(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is a copy of Announcement No. 22 - 2008 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on November 21, 2008.

Exhibit 1

“TORM’s leading presence in the product tanker market has ensured an exceptional result for the first nine months, and we maintain our profit forecast for 2008,” states Mikael Skov, CEO.

•	Profit before tax for the first three quarters of 2008 was USD 290 million.

•	TORM forecasts a pre-tax profit for 2008 of USD 355 – 370 million as announced on 11 August 2008, when the full-year forecast was upgraded (announcement no. 16/2008).

•	TORM has unutilised credit facilities and cash in excess of USD 700 million.

•
Due to the sharp fall in oil prices from the peak in July 2008 TORM has in the third quarter unrealized mark-to-market adjustments on FFA and bunker hedge of USD 6 million and on financial derivatives of USD 11 million.

•	Equity amounted to USD 1,269 million (DKK 6,622 million) as at 30 September 2008, equivalent to USD 18.3 per share (DKK 95.6 per share), excluding treasury shares.

•
The market value of TORM’s fleet, including the order book, exceeded book value by USD 1,589 million at 30 September 2008, equalling USD 23.0 per share (DKK 119.8 per share), excluding treasury shares.

•
The market for transport of crude oil was firm during the first part of the third quarter, while earnings in the latter part were better for transport of refined oil products. Product tanker earnings have dropped in the fourth quarter, although they remain at seasonably high levels. As at 31 October 2008, TORM had covered 63% of the remaining earning days for 2008 in the Tanker Division at USD 25,299 per day.

•
Bulk freight rates dropped towards the end of the third and into the fourth quarter, primarily due to lower demand for coal and iron ore and concern of the global economic development. As at 31 October 2008, TORM had covered 78% of the remaining earning days for 2008 in the Bulk Division at USD 45,550 per day.

•	At the end of the third quarter, the Company’s net interest bearing debt totalled USD 1,575 million. More than half of the debt falls due in or after 2013.

•	As at 31 October 2008, TORM had covered approximately 32% of the total fleet’s earning days in 2009.

•
The historically good result in combination with the development of the share price has led TORM to propose an interim dividend of DKK 4.50 per share. The company will call in for an extraordinary general meeting.

•
“Although the product tanker market, TORM’s principal business area, is currently doing well, we have taken a number of risk precautions both internally and vis-à-vis customers, suppliers and financial counterparties in order to limit the effects if the financial crisis continues. Our strong balance sheet and financial resources provide a solid foundation for the Company to manoeuvre in more difficult market conditions in 2009,” announces CEO Mikael Skov.

ANNOUNCEMENT NO. 22 - 2008

21 NOVEMBER 2008/A/S DAMPSKIBSSELSKABET TORM - INTERNATIONAL THIRD QUARTER

Teleconference

A teleconference and webcast (www.torm.com) will take place today, 21 November 2008, at 17:00 Copenhagen time (CET). To participate, please call 10 minutes before the call on tel.: +45 3271 4607 (from Europe) or +1 334 323 6201 (from the USA). A replay of the conference will be available from TORM’s website.

Contact	A/S Dampskibsselskabet TORM Tuborg Havnevej 18 DK-2900 Hellerup Denmark	Telephone: +45 39 17 92 00 Mikael Skov, CEO Roland M. Andersen, CFO

ANNOUNCEMENT NO. 22 - 2008

21 NOVEMBER 2008/A/S DAMPSKIBSSELSKABET TORM - INTERNATIONAL THIRD QUARTER

Financial highlights

Million USD	Q3 2008	Q3 2007	Q1-Q3 2008	Q1-Q3 2007	2007
Income statement
Net revenue	336.6	208.1	878.2	549.4	773.6
Time charter equivalent earnings (TCE)	244.2	162.4	680.2	427.4	604.3
Gross profit	152.3	90.1	409.3	238.6	333.9
EBITDA	144.8	78.8	421.0	209.3	294.1
Operating profit	119.6	48.1	339.6	147.2	199.0
Profit before tax	91.3	37.7	289.8	776.9	804.2
Net profit	90.8	34.8	288.4	775.2	791.7
Balance sheet
Total assets	3,242.5	2,875.5	3,242.5	2,875.5	2,958.9
Equity	1,268.5	1,062.7	1,268.5	1,062.7	1,081.2
Total liabilities	1,974.0	1,812.8	1,974.0	1,812.8	1,877.7
Invested capital	2,833.3	2,556.5	2,833.3	2,556.5	2,618.5
Net interest bearing debt	1,574.7	1,504.8	1,574.7	1,504.8	1,548.3
Cash flow
From operating activities	111.2	6.3	264.1	126.2	187.9
From investing activities	3.4	113.8	-225.2	-251.5	-356.6
Thereof investment in tangible fixed assets	-112.6	-16.5	-293.7	-160.5	-252.2
From financing activities	-59.5	-455.2	-10.5	180.2	242.1
Net cash flow	55.1	-335.1	28.4	54.9	73.4
Key financial figures
Margins:
TCE	72.5%	78.0%	77.5%	77.8%	78.1%
Gross profit	45.2%	43.3%	46.6%	43.4%	43.2%
EBITDA	43.0%	37.9%	47.9%	38.1%	38.0%
Operating profit	35.5%	23.1%	38.7%	26.8%	25.7%
Return on Equity (RoE) (p.a.)*)	26.7%	11.4%	30.9%	69.9%	67.1%
Return on Invested Capital (RoIC) (p.a.)**)	15.6%	7.8%	15.8%	10.2%	10.2%
Equity ratio	39.1%	37.0%	39.1%	37.0%	36.5%
Exchange rate USD/DKK, end of period	5.22	5.26	5.22	5.26	5.08
Exchange rate USD/DKK, average	4.97	5.41	4.91	5.54	5.44
Share related key figures
Earnings per share, EPS USD	1.3	0.5	4.2	11.2	11.4
Diluted earnings per share, DEPS USD	1.3	0.5	4.2	11.2	11.4
Cash flow per share, CFPS USD	1.6	0.1	3.8	1.8	2.7
Share price, end of period (per share of DKK 5 each) DKK	126.2	214.2	126.2	214.2	178.2
Number of shares, end of period Mill.	72.8	72.8	72.8	72.8	72.8
Number of shares (excl. treasury shares), average Mill.	69.2	69.2	69.2	69.2	69.2

*)
The gain from the sale of the Norden shares is not annualized when calculating the Return on Equity for Q1-Q3 2007,and the gain from sale of  vessels not is annualized when calculating the Return on Equity in 2008.

**)	The gain from sale of vessels is not annualized when calculating the Return on Invested Capital for Q1-Q3 2008.

ANNOUNCEMENT NO. 22 - 2008

21 NOVEMBER 2008/A/S DAMPSKIBSSELSKABET TORM - INTERNATIONAL THIRD QUARTER

Profit by division

Million USD	Q3 2008				Q1-Q3 2008
	Tanker	Bulk	Not		Tanker	Bulk	Not
	Division	Division	Allocated	Total	Division	Division	Allocated	Total
Revenue	263.3	73.3	0.0	336.6	679.1	199.1	0.0	878.2
Port expenses, bunkers and commissions	-74.0	-2.5	0.0	-76.5	-182.7	-7.7	0.0	-190.4
Freight and bunkers derivatives	-15.9	0.0	0.0	-15.9	-7.6	0.0	0.0	-7.6
Time charter equivalent earnings	173.4	70.8	0.0	244.2	488.8	191.4	0.0	680.2
Charter hire	-35.2	-15.2	0.0	-50.4	-96.9	-43.8	0.0	-140.7
Operating expenses	-38.2	-3.3	0.0	-41.5	-119.0	-11.2	0.0	-130.2
Gross Profit	100.0	52.3	0.0	152.3	272.9	136.4	0.0	409.3
Profit from sale of vessels	10.8	0.0	0.0	10.8	10.8	52.0	0.0	62.8
Administrative expenses	-20.7	-1.9	0.0	-22.6	-56.9	-5.2	0.0	-62.1
Other operating income	4.3	0.0	0.0	4.3	11.0	0.0	0.0	11.0
Depreciation and impairment losses	-29.6	-1.7	0.0	-31.3	-87.6	-5.5	0.0	-93.1
Share of results of jointly controlled entities	3.0	0.0	3.1	6.1	5.8	0.0	5.9	11.7
Operating profit	67.8	48.7	3.1	119.6	156.0	177.7	5.9	339.6
Financial items	-	-	-28.3	-28.3	-	-	-49.8	-49.8
Profit/(Loss) before tax	-	-	-25.2	91.3	-	-	-43.9	289.8
Tax	-	-	-0.5	-0.5	-	-	-1.4	-1.4
Net profit	-	-	-25.7	90.8	-	-	-45.3	288.4

"Not-allocated" includes the activity that TORM owns in a 50/50 joint venture with Teekay, as well as the activity that relates to TORMs 50% share in FR8.

Tanker Division
The Tanker Division achieved an operating profit of USD 67.8 million in the third quarter of 2008 against USD 52.5 million in the second quarter of 2008. The share of results of jointly controlled entities, which for the year amounted to USD 11.7 million, FR8 contributed a profit of USD 12.5 million and OMI a loss of USD 6.6 million.

The market for transport of crude oil was very positive in the first part of the third quarter. This primarily benefited the LR2 fleet. In the latter part of the quarter, earnings were highest for transport of refined oil products. The LR2 and LR1 vessels’ earnings were very high, but MR and SR vessels also enjoyed good earnings during the quarter. At the beginning of the fourth quarter, product tanker rates have dropped, but still remain at seasonably high levels.

The tanker market was affected by the following significant factors in the third quarter of 2008: Positive impact:

•
The drop in fuel prices from USD 700 per ton to USD 550 per ton positively affected earnings measured in terms of TCE levels, equalling an improvement of earnings of approximately USD 6.000 per day for an LR1 vessel.

•
Following hurricanes Gustav and Ike, up to 160 vessels were waiting to load and discharge in the Gulf of Mexico, a major factor in the balance between supply and demand for the MR fleet, in particular.

•	Increased European demand for gas oil and diesel fuel meant more cargoes from Japan and South Korea, increasing transport distances for the large LR1 and LR2 vessels.

ANNOUNCEMENT NO. 22 - 2008

21 NOVEMBER 2008/A/S DAMPSKIBSSELSKABET TORM - INTERNATIONAL THIRD QUARTER

•	Increased imports of refined oil products to Western Africa meant longer transport distances and longer chargeable waiting times, primarily benefiting the LR1 fleet.

 Negative impact:

•	The financial crisis and declining economic growth have reduced the number of arbitrage-based transports.

•	Rising stocks of naphtha in the Far East negatively affected the LR2 fleet.

TORM’s Tanker Division achieved freight rates in the third quarter of 2008 that were 122% higher than in the third quarter of 2007 for the LR2 segment, 15% higher for the MR segment, and 24% higher for the SR segment, while the rates obtained for the LR1 segment were 14% lower.

Tanker Division	Q3 07	Q4 07	Q1 08	Q2 08	Q3 08	Change Q3 07 - Q3 08	12 month avg.
LR2 (Aframax 90-110,000 DWT)
Available earning days	906	903	908	926	970	7%
TCE per earning day1)	21,841	23,316	28,538	32,084	48,4213)	122%	33,354
Operating days	818	864	865	896	967	18%
Operating expenses per operating day2)	6,471	6,466	8,270	7,906	7,226	12%	7,464
LR1 (Panamax 75-85,000 DWT)
Available earning days	1,577	1,702	1,822	1,764	1,804	14%
TCE per earning day1)	27,448	26,548	23,533	27,036	23,6484)	-14%	25,157
Operating days	685	695	682	687	690	1%
Operating expenses per operating day2)	4,955	5,336	6,538	7,028	6,942	40%	6,458
MR (45,000 DWT)
Available earning days	2,223	2,497	2,490	2,576	2,668	20%
TCE per earning day1)	22,978	21,715	22,716	23,158	26,4585)	15%	23,559
Operating days	2,089	2,393	2,368	2,533	2,525	21%
Operating expenses per operating day2)	6,147	8,224	8,260	7,885	7,482	22%	7,954
SR (35,000 DWT)
Available earning days	732	1,104	1,088	1,092	1,100	50%
TCE per earning day1)	16,129	17,121	21,034	21,036	20,078	24%	19,809
Operating days	732	1,104	910	911	917	25%
Operating expenses per operating day2)	5,460	7,255	8,182	7,898	7,478	37%	7,680

1)
Time Charter Equivalent (TCE) = Gross freight income less bunker, commissions and port expenses. In the second quarter un-allocated earnings amounts to USD -9.2 million and comprise of fair value adjustment of freight and bunkers derivatives, which are not designated as hedges, and gains and losses on freight and bunkers derivatives, which are not entered for hedge purposes.

2)	Operating expenses is related owned vessels. In the second quarter un-allocated expenses amounted to USD 0.6 million and comprised expenses not relating to the daily operation of our vessels.
3)	Positively affected by realised FFA and bunker hedges corresponding to USD 2,158 totalling USD 2.1 million.
4)	Negatively affected by realised FFA and bunker hedges corresponding to USD 7,881 totalling USD 14.2 million.
5)	Negatively affected by realised FFA and bunker hedges corresponding to USD 248 totalling USD 0.7 million.

ANNOUNCEMENT NO. 22 - 2008

21 NOVEMBER 2008/A/S DAMPSKIBSSELSKABET TORM - INTERNATIONAL THIRD QUARTER

Bulk Division	The Bulk Division achieved an operating profit of USD 48.7 million for the third quarter of 2008.

Bulk freight rates collapsed towards the end of the third and into the beginning of the fourth quarter. At the beginning of the third quarter, earnings per day for a Panamax bulk carrier amounted to approximately USD 79,000, whereas at the end of the third quarter the same earnings had dropped to approximately USD 32,000 per day. At the beginning of the fourth quarter, freight rates have dropped further to approximately USD 12-15,000 per day for a one-year T/C agreement. The outlook for bulk freight rates remains negatively impacted by the US and European recession and by large iron ore stocks in China.

The number of available earning days in TORM’s Panamax segment was 13% higher in the third quarter of 2008 than in the third quarter of 2007. Similarly, earnings were 85% up on the same quarter of 2007.

Bulk Division	Q3 07	Q4 07	Q1 08	Q2 08	Q3 08	Change Q3 07 - Q3 08	12 month avg.
Panamax (60-80,000 DWT)
Available earning days	1,258	1,287	1,394	1,367	1,421	13%
TCE per earning day1)	27,019	27,443	36,909	50,568	49,888	85%	41,468
Operating days	546	559	565	585	556	2%
Operating expenses per operating day2)	4,580	5,392	6,940	6,647	5,521	21%	6,134
1)	TCE = Gross freight income less bunker, commissions and port expenses.
2)	Operating expenses is related owned vessels. In the second quarter un-allocated expenses amounted to USD 0.2 million and comprised expenses not relating to the daily operation of our vessels.

Other activities	Other (non-allocated) activities for the first nine months of 2008 consist of investments in joint ventures of USD 11.7 million, financial items of USD -49.8 million and tax of USD -1.4 million.

Fleet development
At the end of the third quarter of 2008, TORM’s owned fleet totalled 64 vessels, 58 of which were tankers and six bulk carriers. For the remaining part of 2008, TORM has chartered in approximately 18 product tankers and approximately 11 bulk carriers, totalling a fleet of 93 vessels. During the third quarter of 2008, TORM sold and delivered TORM Wabash, realising a profit of USD 11 million. In the third quarter, TORM Gotland was sold for delivery at the beginning of the fourth quarter. As previously announced, the Company will realise a profit of USD 20 million from this sale.

	Own vessels				T/C vessels	Total
	30 June 2008	Additions	Disposals	30 Sep 2008	30 Sep 2008
LR2 / Aframax	10.5	1	-	11.5	1.4	12.9
LR1 / Panamax	7.5	-	-	7.5	13.5	21.0
MR	30.0	-	1	29.0	1.0	30.0
SR	10.0	-	-	10.0	2.0	12.0
Tanker	58.0	1	1	58.0	17.9	75.9
Panamax	6.0	-	-	6.0	11.0	17.0
Bulk	6.0	-	-	6.0	11.0	17.0
total	64.0	1	1	64.0	28.9	92.9

ANNOUNCEMENT NO. 22 - 2008

21 NOVEMBER 2008/A/S DAMPSKIBSSELSKABET TORM - INTERNATIONAL THIRD QUARTER

Planned fleet changes	TORM has reconfirmed four MR vessels in the third quarter for delivery in 2011 and 2012, respectively.

30 September 2008			2009				2010				2011				2012				Total
		Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Order
																			book
Tanker
LR2	11.5	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1
LR1	7.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0
MR	29	1	1	1	2	-	3	2	1	1	-	-	1	-	1	2	-	-	16
SR	10	-	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1
Bulk
Kamsarmax	0	-	-	-	-	-	-	-	-	1	1	2	-	-	-	-	-	-	4
Panamax	6	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0
Total	64	2	2	1	2	0	3	2	1	2	1	2	1	0	1	2	0	0	22

Pools
As at 30 September 2008, the three product tanker pools in which TORM participates comprised a total of 86 vessels, 50 of which were TORM vessels. To this should be added 23 vessels which TORM operates outside pools. By the end of 2008, the three pools are expected to comprise a total of 91 vessels, of which 56 will be TORM vessels.

Results

Third quarter 2008
The third quarter of 2008 showed a gross profit of USD 152 million, against USD 90 million for the corresponding quarter of 2007. Profit before depreciation (EBITDA) for the period was USD 145 million, against USD 79 million for the third quarter of 2007. The increase in both gross profit and EBITDA was primarily due to increased earnings as a result of a larger number of earning days and higher freight rates in the Tanker Division and higher freight rates in the Bulk Division.

In the third quarter of 2008, depreciation amounted to USD 31 million.

The operating profit for the third quarter of 2008 was USD 120 million, against USD 48 million in the same quarter of 2007. The Tanker and Bulk Divisions contributed USD 68 million and USD 49 million respectively, whereas USD 3 million is unallocated.

In the third quarter of 2008, financial items amounted to USD -28 million, against USD -10 million in the corresponding quarter of 2007. Financial expenses for the third quarter of 2008 were impacted by an expense of approximately USD 11 million relating to fair value adjustment of financial derivatives (interest rate swaps, forward exchange contracts, etc.).

Profit after tax for the third quarter was USD 91 million, including a profit of USD 11 million from the sale of vessels, against USD 35 million in the third quarter of 2007.

Assets	Total assets rose from USD 3,211 million to USD 3,243 million in the third quarter of 2008.

Liabilities
During the third quarter of 2008, the Company’s net interest bearing debt was reduced from USD 1,689 million to USD 1,575 million. The item mainly comprised net borrowing in connection with the delivery of vessels and positive cash earnings during the period. More than half of the debt falls due in or after 2013. The Company has unutilised credit facilities and cash in excess of USD 700 million.

Equity
During the third quarter of 2008, equity rose from USD 1,211 million to USD 1,269 million as a result of earnings during the period. Equity as a percentage of total assets increased from 37.7% at 39 June 2008 to 39.1% as at 30 September 2008.

ANNOUNCEMENT NO. 22 - 2008

21 NOVEMBER 2008/A/S DAMPSKIBSSELSKABET TORM - INTERNATIONAL THIRD QUARTER

As at 30 September 2008, TORM held 3,556,364 treasury shares, corresponding to 4.9% of the Company’s share capital, which is unchanged compared with 30 June 2008.

Subsequent events	During the fourth quarter of 2008, TORM has delivered TORM Gotland to the buyer, realising a profit of USD 20 million in this quarter.

Expectations	TORM maintains a forecast pre-tax profit for 2008 of USD 355 – 370 million as announced on 11 August 2008 (announcement no. 16/2008).

Sensitivity
At 31 October 2008, approximately 63% of the earning days of the Company’s product tankers were covered for the remainder of the year. For the Bulk Division, approximately 78% of the remaining operating days were covered for the rest of the year. In the Bulk Division, TORM solely uses physical agreements for hedging purposes, and has thus not been involved in the market for forward purchases or sales of freight agreements.

Hedging as of 31 October 2008
	Total days		Days covered		Covered in %		Covered in USD/day
	2008	2009	2008	2009	2008	2009	2008	2009
Tanker
LR2	885	5,627	309	966	35%	17%	43,066	30,033
LR1	1,281	7,886	1,032	3,410	81%	43%	28,175	23,897
MR	1,958	14,621	1,154	4,719	59%	32%	21,613	21,822
SR	732	4,684	549	1,927	75%	41%	17,658	18,029
Bulk
Panamax	966	6,070	758	1,341	78%	22%	44,550	55,350

At 31 October, TORM had hedged the price of 20% of the remaining bunker requirement for 2008 and 12% for 2009. The market value of the contracts for 2008 was USD -4.1 million and for 2009 USD -21.1 million

Safe Harbor Forward-looking statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management’s current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

ANNOUNCEMENT NO. 22 - 2008

21 NOVEMBER 2008/A/S DAMPSKIBSSELSKABET TORM - INTERNATIONAL THIRD QUARTER

The TORM share

The price of a TORM share was DKK 126.2 at 30 September 2008, against DKK 167.1 at the beginning of the third quarter – equivalent to a decrease of DKK 40.9 (24%).

Accounting policies

The interim report for the third quarter of 2008 has been prepared using the same accounting policies as for the Annual Report 2007, except that the Company has changed its accounting policy for the recognition of investments in joint ventures so that these are recognised according to the equity method. Previously, joint ventures were recognised on a pro rata basis. The change in accounting policy is due to the fact that the Company finds it inappropriate to aggregate the items of joint ventures with items of entities that form an integral part of the Company’s activities. The policy change has no effect on the income statement or on equity, but the profit for the year of joint ventures and the investment in these are presented in a single line item in the income statement and the balance sheet, respectively. Furthermore, the takeover balance sheet in connection with the acquisition of 50% of OMI in June 2007 has been finalised. As a result of the change in accounting policy and the finalised OMI takeover balance sheet, the operating profit and net cash flows for 2007 were reduced by USD 5.9 million and USD 11.6 million, respectively, and invested capital at 31 December 2007 was increased by USD 12.5 million.

In addition, TORM has implemented IAS 34, “Interim Financial Reporting". The implementation has not led to any changes in the income statement or equity, but has caused minor changes to the presentation and a few additions to the disclosures.

The accounting policies are described in more detail in the Annual Report 2007.

The interim report for the third quarter of 2008 is unaudited, in line with the normal practice.

Information

Teleconference

TORM will host a teleconference for financial analysts and investors on 21 November 2008 at 17:00 Copenhagen time (CET), reviewing the interim report for the third quarter of 2008. The conference call will be hosted by Mikael Skov, CEO, and Roland M. Andersen, CFO, and will be conducted in English.

To participate, please call 10 minutes before the conference on tel.: +45 3271 4607 (from Europe) or +1,334,323 6201 (from the USA). The teleconference will also be webcast via TORM’s website www.torm.com The presentation material can be downloaded from the website.

Next reporting

TORM’s Annual Report for 2008 will be released on 11 March 2009.

Statement by the Board of Directors and Management on the Interim Report

The Board of Directors and Management have considered and approved the interim report for the period 1 January – 30 September 2008.

The interim report, which is unaudited, has been prepared in accordance with the general Danish financial reporting requirements governing listed companies, including the measurement and recognition provisions in IFRS which are expected to be applicable for the Annual Report 2008.

ANNOUNCEMENT NO. 22 - 2008

21 NOVEMBER 2008/A/S DAMPSKIBSSELSKABET TORM - INTERNATIONAL THIRD QUARTER

We consider the accounting policies applied to be appropriate, and in our opinion the interim report gives a true and fair view of the Group's assets, liabilities, financial position and of the results of operations and consolidated cash flows.

Copenhagen, 21 November 2008

Management	Board of Directors
Mikael Skov, CEO	Niels Erik Nielsen, Chairman
Roland M. Andersen, CFO	Christian Frigast, Deputy Chairman
Peter Abildgaard
Lennart Arrias
Margrethe Bligaard
Bo Jagd
Gabriel Panayotides
Michael Steimler
Nicos Zouvelos

About TORM
TORM is one of the world’s leading carriers of refined oil products as well as a significant participant in the dry bulk market. The Company operates a combined fleet of more than 130 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM’s commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen. TORM’s shares are listed on the OMX Nordic Exchange Copenhagen (symbol: TRMD). For further information, please visit www.torm.com.

ANNOUNCEMENT NO. 22 - 2008

21 NOVEMBER 2008/A/S DAMPSKIBSSELSKABET TORM - INTERNATIONAL THIRD QUARTER

Income Statement

Million USD	Q3 2008	Q3 2007	Q1-Q3 2008	Q1-Q3 2007	2007
Revenue	336.6	208.1	878.2	549.4	773.6
Port expenses, bunkers and commissions	-76.5	-46.0	-190.4	-122.5	-172.2
Freight and bunkers derivatives	-15.9	0.3	-7.6	0.5	2.9
Time charter equivalent earnings	244.2	162.4	680.2	427.4	604.3
Charter hire	-50.4	-42.4	-140.7	-112.9	-154.9
Operating expenses	-41.5	-29.9	-130.2	-75.9	-115.5
Gross profit (Net earnings from shipping activities)	152.3	90.1	409.3	238.6	333.9
Profit from sale of vessels	10.8	0.0	62.8	0.0	0.0
Administrative expenses	-22.6	-14.3	-62.1	-38.3	-55.0
Other operating income	4.3	3.0	11.0	9.0	15.2
Depreciation and impairment losses	-31.3	-26.6	-93.1	-56.5	-89.1
Share of results of jointly controlled entities	6.1	-4.1	11.7	-5.6	-6.0
Operating profit	119.6	48.1	339.6	147.2	199.0
Financial items	-28.3	-10.4	-49.8	629.7	605.2
Profit before tax	91.3	37.7	289.8	776.9	804.2
Tax	-0.5	-2.9	-1.4	-1.7	-12.5
Net profit	90.8	34.8	288.4	775.2	791.7
Earnings per share, EPS
Earnings per share, EPS (USD)	1.3	0.5	4.2	11.2	11.4
Earnings per share, EPS (DKK) *)	6.5	2.7	20.4	62.0	62.3

*)	The key figures have been translated from USD to DKK using the average USD/DKK exchange change rate for the period in question.

ANNOUNCEMENT NO. 22 - 2008

21 NOVEMBER 2008/A/S DAMPSKIBSSELSKABET TORM - INTERNATIONAL THIRD QUARTER

Income statement by quarter

Million USD	Q3 07	Q4 07	Q1 08	Q2 08	Q3 08
Revenue	208.1	224.2	255.0	286.6	336.6
Port expenses, bunkers and commissions	-46.0	-49.7	-54.5	-59.4	-76.5
Freight and bunkers derivatives	0.3	2.4	-0.4	8.7	-15.9
Time charter equivalent earnings	162.4	176.9	200.1	235.9	244.2
Charter hire	-42.4	-42.0	-46.0	-44.3	-50.4
Operating expenses	-29.9	-39.6	-43.5	-45.2	-41.5
Gross profit (Net earnings from shipping activities)	90.1	95.3	110.6	146.4	152.3
Profit from sale of vessels	0.0	0.0	0.0	52.0	10.8
Administrative expenses	-14.3	-16.7	-19.7	-19.8	-22.6
Other operating income	3.0	6.2	3.6	3.1	4.3
Depreciation and impairment losses	-26.6	-32.6	-30.7	-31.1	-31.3
Share of results of jointly controlled entities	-4.1	-0.4	-1.8	7.4	6.1
Operating profit	48.1	51.8	62.0	158.0	119.6
Financial items	-10.4	-24.5	-9.9	-11.6	-28.3
Profit before tax	37.7	27.3	52.1	146.4	91.3
Tax	-2.9	-10.8	0.1	-1.0	-0.5
Net profit	34.8	16.5	52.2	145.4	90.8

ANNOUNCEMENT NO. 22 - 2008

21 NOVEMBER 2008/A/S DAMPSKIBSSELSKABET TORM - INTERNATIONAL THIRD QUARTER

Assets

Million USD	30 Sep. 2008	30 Sep. 2007	31 Dec. 2007
NON-CURRENT ASSETS
Intangible assets
Goodwill	89.2	87.9	89.2
Other intangible assets	3.1	10.5	7.5
Total intangible assets	92.3	98.4	96.7
Tangible fixed assets
Land and buildings	3.8	0.4	4.2
Vessels and capitalized dry-docking	2,.240.6	2,189.3	2,169.8
Prepayments on vessels	308.1	180.2	259.4
Other plant and operating equipment	7.6	7.0	5.9
Total tangible fixed assets	2,560.1	2,376.9	2,439.3
Financial fixed assets
Investment in jointly controlled entities	113.8	0.0	0.0
Loans to jointly controlled entities	49.4	107.0	110.0
Other investments	9.9	11.0	11.0
Other financial assets	46.0	46.0	46.0
Total financial assets	219.1	164.0	167.0

TOTAL NON-CURRENT ASSETS	2,871.5	2,639.3	2,703.0
CURRENT ASSETS
Bunkers	29.0	17.8	19.7
Freight receivables, etc.	127.6	77.4	90.0
Other receivables	56.7	44.1	37.0
Prepayments	9.2	10.4	4.2
Cash and cash equivalents	133.4	86.5	105.0
	355.9	236.2	255.9

Non-current assets held for sale	15.1	0.0	0.0

TOTAL CURRENT ASSETS	371.0	236.2	255.9
TOTAL ASSETS	3,242.5	2,875.5	2,958.9

ANNOUNCEMENT NO. 22 - 2008

21 NOVEMBER 2008/A/S DAMPSKIBSSELSKABET TORM - INTERNATIONAL THIRD QUARTER

Equity and Liabilities

Million USD	30 Sep. 2008	30 Sep. 2007	31 Dec. 2007
EQUITY
Common shares	61.1	61.1	61.1
Treasury shares	-18.1	-18.1	-18.1
Revaluation reserves	3.4	7.4	7.3
Retained profit	1,247.0	999.7	953.6
Proposed dividends	0.0	0.0	64.5
Hedging reserves	-29.0	8.5	8.7
Translation reserves	4.1	4.1	4.1
TOTAL EQUITY	1,268.5	1,062.7	1,081.2
LIABILITIES
Non-current liabilities
Deferred tax liability	55.3	55.9	55.6
Mortgage debt and bank loans	1,514.6	829.1	884.6
Acquired liabilities related to options on vessels	20.9	31.6	31.6
Acquired time charter contracts	6.5	19.1	16.0
TOTAL NON-CURRENT LIABILITIES	1,597.3	935.7	987.8

Current liabilities
Mortgage debt and bank loans	193.5	762.2	768.7
Trade payables	61.6	24.5	42.6
Current tax liabilities	15.2	14.3	14.5
Other liabilities	93.1	40.8	44.2
Acquired time charter contracts	11.5	20.2	16.0
Deferred income	1.8	15.1	3.9
TOTAL CURRENT LIABILITIES	376.7	877.1	889.9

TOTAL LIABILITIES	1,974.0	1,812.8	1,877.7
TOTAL EQUITY AND LIABILITIES	3,242.5	2,875.5	2,958.9

ANNOUNCEMENT NO. 22 - 2008

21 NOVEMBER 2008/A/S DAMPSKIBSSELSKABET TORM - INTERNATIONAL THIRD QUARTER

Equity 1 January - 30 September 2008

Million USD	Common	Treasury	Retained	Proposed	Revaluation	Hedging	Translation	Total
	shares	shares	profit	dividends	reserves	reserves	reserves

Equity at 1 January 2008	61.1	-18.1	953.6	64.5	7.3	8.7	4.1	1,081.2
Changes in equity Q1-Q3 2008:

Exchange rate adjustment arising on translation of entities using a measurement currency different from USD	-	-	-	-	-	-	0.0	0.0

Reversal of deferred gain/loss on hedge instruments at the beginning of year	-	-	-	-	-	-8.7	-	-8.7

Deferred gain/loss on hedge instruments at the end of the period	-	-	-	-	-	-29.0	-	-29.0
Fair value adjustment on available for sale investments	-	-	-	-	-1.3	-	-	-1.3

Transfer to profit or loss on sale of available for sale investments	-	-	-	-	-2.6	-	-	-2.6
Net gains/losses recognised directly in equity	0.0	0.0	0.0	0.0	-3.9	-37.7	0.0	-41.6

Net profit for the period			288.4					288.4

Total recognized income/expenses for the period	0.0	0.0	288.4	0.0	-3.9	-37.7	0.0	246.8

Purchase treasury shares, cost	-	-	-	-	-	-	-	0.0
Disposal treasury shares, cost	-	-	-	-	-	-	-	0.0
Dividends paid	-	-	-	-68.6	-	-	-	-68.6
Dividends paid on treasury shares	-	-	3.3	-	-	-	-	3.3
Exchange rate adjustment on dividends paid	-	-	-4.1	4.1	-	-	-	0.0
Share-based compensation	-	-	5.8	-	-	-	-	5.8
Total changes in equity Q1-Q3 2008:	0.0	0.0	293.4	-64.5	-3.9	-37.7	0.0	187.3
Equity at 30 September 2008	61.1	-18.1	1,247.0	0.0	3.4	-29.0	4.1	1,268.5

ANNOUNCEMENT NO. 22 - 2008

21 NOVEMBER 2008/A/S DAMPSKIBSSELSKABET TORM - INTERNATIONAL THIRD QUARTER

Equity 1 January - 30 September 2007

Million USD	Common	Treasury	Retained	Proposed	Revaluation	Hedging	Translation	Total
	shares	shares	profit	dividends	reserves	reserves	reserves

Equity at 1 January 2007	61.1	-18.1	574.5	73.9	579.8	5.6	4.0	1,280.8
Changes in equity Q1-Q3 2007:

Exchange rate adjustment arising on translation of entities using a measurement currency different from USD	-	-	-	-	-	-	0.1	0.1

Reversal of deferred gain/loss on hedge instruments at the beginning of year	-	-	-	-	-	-5.6	-	-5.6

Deferred gain/loss on hedge instruments at the end of the period	-	-	-	-	-	8.5	-	8.5
Fair value adjustment on available for sale investments	-	-	-	-	70.9	-	-	70.9

Transfer to profit or loss on sale of available for sale investments	-	-	-	-	-643.3	-	-	-643.3
Net gains/losses recognised directly in equity	0.0	0.0	0.0	0.0	-572.4	2.9	0.1	-569.4
Net profit for the period			775.2					775.2
Total recognized income/expenses for the period	0.0	0.0	775.2	0.0	-572.4	2.9	0.1	205.8
Purchase treasury shares, cost	-	-	-	-	-	-	-	0.0
Disposal treasury shares, cost	-	-	-	-	-	-	-	0.0
Extraordinary dividends paid	-	-	-369.2	-	-	-	-	-369.2
Dividends paid	-	-	-	-76.4	-	-	-	-76.4
Dividends paid on treasury shares	-	-	21.7	-	-	-	-	21.7
Exchange rate adjustment on dividends paid	-	-	-2.5	2.5	-	-	-	0.0
Total changes in equity Q1-Q3 2007:	0.0	0.0	425.2	-73.9	-572.4	2.9	0.1	-218.1
Equity at 30 September 2007	61.1	-18.1	999.7	0.0	7.4	8.5	4.1	1,062.7

ANNOUNCEMENT NO. 22 - 2008

21 NOVEMBER 2008/A/S DAMPSKIBSSELSKABET TORM - INTERNATIONAL THIRD QUARTER

Cash flow statement

Million USD	Q3 2008	Q3 2007	Q1-Q3 2008	Q1-Q3 2007	2007
Cash flow from operating activities
Operating profit	119.7	48.1	339.7	147.2	199.0
Adjustments:
Reversal of profit from sale of vessels	-10.8	0.0	-62.8	0.0	0.0
Reversal of depreciation and impairment losses	31.3	26.6	93.1	56.5	89.1
Reversal of share of results of jointly controlled entities	-6.1	4.1	-11.7	5.6	6.0
Reversal of other non-cash movements	-0.8	0.5	-7.8	3.3	2.7
Dividends received	0.0	0.0	1.4	1.3	1.3
Dividends received from joint controlled entities	1.5	0.1	3.0	2.1	2.6
Interest received and exchange rate gains	3.7	9.1	16.2	23.4	19.9
Interest paid	-20.2	-27.4	-62.5	-50.9	-70.8
Income taxes paid	0.4	-0.2	-1.2	0.6	-9.5
Change in inventories, accounts receivables and payables	-7.5	-54.6	-43.3	-62.9	-52.4
Net cash inflow/(outflow) from operating activities	111.2	6.3	264.1	126.2	187.9
Cash flow from investing activities
Investment in tangible fixed assets	-112.6	-16.5	-293.7	-160.5	-252.2
Investment in equity interests and securities	0.0	0.2	-133.5	0.0	0.0
Loans to jointly controlled entities	64.0	906.0	64.0	-19.4	-31.3
Payment of liability related to options on vessels	-11.0	0.0	-11.0	0.0	0.0
Acquisition of enterprises and activities	0.0	-808.6	0.0	-808.6	-810.2
Sale of equity interests and securities	0.0	32.7	17.4	736.9	736.9
Sale of non-current assets	63.0	0.0	131.6	0.1	0.2
Net cash inflow/(outflow) from investing activities	3.4	113.8	-225.2	-251.5	-356.6
Cash flow from financing activities
Borrowing, mortgage debt and other financial liabilities	0.0	873.8	1,007.4	1,694.7	1,807.9
Repayment/redemption, mortgage debt	-59.5	-977.7	-952.6	-1,090.5	-1,141.8
Dividends paid	0.0	-351.3	-65.3	-424.0	-424.0
Purchase/disposals of treasury shares	0.0	0.0	0.0	0.0	0.0
Cash inflow/(outflow) from financing activities	-59.5	-455.2	-10.5	180.2	242.1
Increase/(decrease) in cash and cash equivalents	55.1	-335.1	28.4	54.9	73.4
Cash and cash equivalents, beginning balance	78.3	421.6	105.0	31.6	31.6
Cash and cash equivalents, ending balance	133.4	86.5	133.4	86.5	105.0

ANNOUNCEMENT NO. 22 - 2008

21 NOVEMBER 2008/A/S DAMPSKIBSSELSKABET TORM - INTERNATIONAL THIRD QUARTER

Cash flow statement per quarter

Million USD	Q3 07	Q4 07	Q1 08	Q2 08	Q3 08
Cash flow from operating activities
Operating profit	48.1	51.8	62.0	158.0	119.7

Adjustments:
Reversal of profit from sale of vessels	0.0	0.0	0.0	-52.0	-10.8
Reversal of depreciation and impairment losses	26.6	32.6	30.7	31.1	31.3
Reversal of share of results of jointly controlled entities	4.1	0.4	1.8	-7.4	-6.1
Reversal of other non-cash movements	0.5	-0.6	-4.6	-2.4	-0.8
Dividends received	0.0	0.0	0.2	1.2	0.0
Dividends received from joint controlled entities	0.1	0.5	1.3	0.2	1.5
Interest received and exchange rate gains	9.1	-3.5	9.7	2.8	3.7
Interest paid	-27.4	-19.9	-23.9	-18.4	-20.2
Income taxes paid	-0.2	-10.1	-1.3	-0.3	0.4
Change in inventories, accounts receivables and payables	-54.6	10.5	-12.2	-23.6	-7.5
Net cash inflow/(outflow) from operating activities	6.3	61.7	63.7	89.2	111.2
Cash flow from investing activities
Investment in tangible fixed assets	-16.5	-91.7	-102.9	-78.2	-112.6
Investment in equity interests and securities	0.2	0.0	-118.4	-15.1	0.0
Loans to jointly controlled entities	906.0	-11.9	0.0	0.0	64.0
Payment of liability related to options on vessels	0.0	0.0	0.0	0.0	-11.0
Acquisition of enterprises and activities	-808.6	-1.6	0.0	0.0	0.0
Sale of equity interests and securities	32.7	0.0	0.0	17.4	0.0
Sale of non-current assets	0.0	0.1	0.1	68.5	63.0
Net cash inflow/(outflow) from investing activities	113.8	-105.1	-221.2	-7.4	3.4
Cash flow from financing activities
Borrowing, mortgage debt and other financial liabilities	873.8	113.2	137.6	869.8	0.0
Repayment/redemption, mortgage debt	-977.7	-51.3	-8.3	-884.8	-59.5
Dividends paid	-351.3	0.0	0.0	-65.3	0.0
Purchase/disposals of treasury shares	0.0	0.0	0.0	0.0	0.0
Cash inflow/(outflow) from financing activities	-455.2	61.9	129.3	-80.3	-59.5
Increase/(decrease) in cash and cash equivalents	-335.1	18.5	-28.2	1.5	55.1
Cash and cash equivalents, beginning balance	421.6	86.5	105.0	76.8	78.3
Cash and cash equivalents, ending balance	86.5	105.0	76.8	78.3	133.4

ANNOUNCEMENT NO. 22 - 2008

21 NOVEMBER 2008/A/S DAMPSKIBSSELSKABET TORM - INTERNATIONAL THIRD QUARTER

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A/S STEAMSHIP COMPANY TORM
(registrant)

Dated: November 24, 2008

By:	/s/ Mikael Skov
Name: Mikael Skov Title: Interim Chief Executive Officer

SK 03810 0001 940906